SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY REPORT	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date – 06/30/2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
4 – NIRE 35300177240

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Junior
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	2	04/01/2008	06/30/2008	1	01/01/2008	03/31/2008
9 – AUDITOR’S NAME/ BUSINESS NAME Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 – PARTNER RESPONSIBLE Maria Helena Pettersson					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 009.909.788-50

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 - CURRENT QUARTER 06/30/2008	2 - PRIOR QUARTER 03/31/2008	3 - SAME QUARTER PRIOR YEAR 06/30/2007
Paid-up Capital
1 – Common	113,051	113,051	111,822
2 – Preferred	225,688	225,688	223,233
3 – Total	338,739	338,739	335,055
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

OF COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 3130
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT Clean opinion

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARE ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	01/31/2008	5,553,269	73,378	Additional-paid-in capital	3,684	19,200000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

Balance sheets
(In thousands of Reais)

		Parent Company
Account	Description	06/30/2008	03/31/2008
1	Total assets	4,299,079	3,948,668
1.01	Current assets	509,006	231,719
1.01.01	Cash and cash equivalents	388,137	94,961
1.01.01.01	Cash	14,209	4,062
1.01.01.02	Investments and securities	373,928	90,899
1.01.02	Receivables	55,677	60,563
1.01.02.01	Customers	715	759
1.01.02.01.01	Subscriber accounts receivable	2,443	2,389
1.01.02.01.02	Allowance for doubtful accounts receivable	(173)	(148)
1.01.02.01.03	Deferred revenues	(1,555)	(1,482)
1.01.02.02	Several credits	54,962	59,804
1.01.02.02.01	Accounts receivable - subsidiaries	54,962	59,804
1.01.03	Inventories	800	890
1.01.04	Other	64,392	75,305
1.01.04.01	Deferred taxes	297	266
1.01.04.02	Taxes recoverable	4,115	4,031
1.01.04.03	Other current assets	802	349
1.01.04.05	Programming receivables from subsidiaries	31,294	32,924
1.01.04.07	Interest on shareholder’s equity capital	27,884	37,735
1.02	Non - current assets	3,790,073	3,716,949
1.02.01	Several non - current assets	51,236	46,611
1.02.01.01	Several credits	18,512	16,397
1.02.01.01.01	Judicial deposits	11,712	11,712
1.02.01.01.02	Taxes recoverable	6,800	4,685
1.02.01.02	Credits with subsidiaries	17,607	17,670
1.02.01.02.01	Credits with subsidiaries	11,938	12,192
1.02.01.02.02	Credits with subsidiaries	5,669	5,478
1.02.01.02.03	Credits with others subsidiaries	0	0
1.02.01.03	Other	15,117	12,544
1.02.01.03.01	Deferred taxes	15,116	12,477
1.02.01.03.02	Other current assets	1	67
1.02.02	Fixed assets	3,738,837	3,670,338
1.02.02.01	Investments	3,685,342	3,619,609
1.02.02.01.01	Investments in subsidiaries	0	0
1.02.02.01.02	Investments in subsidiaries – Goodwill	0	0
1.02.02.01.03	Participation on subsidiaries	2,047,334	1,951,120
1.02.02.01.04	Participation on subsidiaries – Goodwill	1,632,946	1,663,427
1.02.02.01.05	Other investments	5,062	5,062
1.02.02.02	Property, plant and equipment	51,100	48,554
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	2,395	2,175

Balance sheets
(In thousands of Reais)

		Parent Company
Account	Description	06/30/2008	03/31/2008
2	Total liabilities	4,299,079	3,948,668
2.01	Current liabilities	117,338	101,452
2.01.01	Loans and financing	3,145	2,465
2.01.02	Debentures	5,559	21,020
2.01.03	Accounts Payable – Suppliers	40,643	34,782
2.01.04	Taxes and contributions payable	2,038	2,177
2.01.04.01	Sales tax payable	2,038	2,132
2.01.04.02	Income tax payable	0	45
2.01.05	Dividends payable	0	0
2.01.06	Provisions	53,603	38,603
2.01.06.01	Payroll and related charges	53,603	38,603
2.01.07	Related parties	793	1,500
2.01.07.02	Related parties – subsidiaries	793	1,500
2.01.08	Other	11,557	905
2.01.08.01	Accounts and expenses payable	11,432	789
2.01.08.02	Accounts Payable - ECAD	125	116
2.02	Non current liabilities	1,383,438	1,076,537
2.02.01	Long-term liability	1,383,100	1,076,278
2.02.01.01	Loans and financing	557,165	262,365
2.02.01.02	Debentures	580,000	580,000
2.02.01.03	Provisions	0	0
2.02.01.04	Related parties	2,239	2,250
2.02.01.04.01	Related parties – subsidiaries	0	0
2.02.01.04.02	Related parties – shareholders	2,239	2,250
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	243,696	231,663
2.02.01.06.02	Provision for contingencies	231,871	231,663
2.02.01.06.04	Provisions and other accounts payable	11,825	0
2.02.02	Deferred income	338	259
2.04	Shareholders equity	2,798,303	2,770,679
2.04.01	Capital	5,540,346	5,540,346
2.04.02	Capital reserve	212,142	212,142
2.04.02.01	Special goodwill reserve	148,495	148,495
2.04.02.02	Premiums on issue of debentures	54,945	54,945
2.04.02.03	Goodwill on share issues	8,702	8,702
2.04.03	Revaluation reserve	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/ associated company	0	0
2.04.04	Profit reserves	0	0
2.04.04.01	Legal reserve	0	0
2.04.04.02	Statutory reserve	0	0

Balance sheets
(In thousands of Reais)

		Parent Company
Account	Description	06/30/2008	03/31/2008
2.04.04.03	Contingencies reserve	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/ accumulated losses	(2,954,185)	(2,981,809)
2.04.06	Advance for future capital increase	0	0

Statements of Income
Years ended June 30, 2008 and 2007
(In thousands of Reais)

		Parent Company
Account	Description	04/01/2008 a 06/30/2008	01/01/2008 a 06/30/2008	04/01/2007 a 06/30/2007	01/01/2007 a 06/30/2007
3.01	Gross revenue	16,329	89,395	17,307	63,498
3.02	Taxes and other revenue deductions	(2,800)	(13,212)	(2,466)	(9,048)
3.03	Net revenues	13,529	76,183	14,841	54,450
3.04	Cost services	(7,099)	(7,099)	0	0
3.05	Gross profit	6,430	69,084	14,841	54,450
3.06	Operating expenses / income	21,122	(9,204)	(11,760)	(30,665)
3.06.01	Selling expenses	(1,298)	(1,298)	0	0
3.06.02	General and administrative	(46,304)	(96,450)	(29,652)	(54,677)
3.06.02.01	General and administrative expenses	(41,124)	(86,220)	(25,309)	(45,085)
3.06.02.02	Depreciation and Amortization	(5,180)	(10,230)	(4,343)	(9,592)
3.06.03	Financial	(11,003)	(24,159)	(18,934)	(35,656)
3.06.03.01	Financial income	4,472	9,135	10,541	20,759
3.06.03.02	Financial expense	(15,475)	(33,294)	(29,475)	(56,415)
3.06.04	Other operating income	162	211	268	356
3.06.05	Other operating expense	(30,960)	(61,962)	(2,563)	(4,945)
3.06.05.01	Amortization of goodwill	(30,481)	(60,988)	(2,442)	(4,883)
3.06.05.02	Other	(479)	(974)	(121)	(62)
3.06.06	Equity on investees	110,525	174,454	39,121	64,257
3.06.06.01	Equity on investees	110,711	176,090	39,121	64,257
3.06.06.02	Provision for losses on investments	(186)	(1,636)	0	0
3.07	Operating Income	27,552	59,880	3,081	23,785
3.08	Non operating income/(losses)	27	20	59	4,375
3.08.01	Non operating income	323	325	11,571	15,907
3.08.02	Non operating losses	(296)	(305)	(11,512)	(11,532)
3.09	Income before income tax	27,579	59,900	3,140	28,160
3.10	Income (loss) tax expenses	45	0	0	0
3.11	Deferred income taxes	0	0	0	0
3.12	Participations/contributions of profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on shareholder’s equity	0	0	0	0
3.15	Net income (loss) for the year	27,624	59,900	3,140	28,160
	Numbers of shares (thousands)	338,739	338,739	335,055	335,055
	Earnings per share ( Reais )	0.08155	0.17683	0.00937	0.08405
	Loss per share ( Reais )

1. Operational and Financial Context

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or holding interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the provision of access to added value services, rendering other telecommunication services, in any other type of signal distribution of any sort, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

Financing Banco Inbursa S.A.

On June 19, 2008, the Company has raised with Banco Inbursa S.A., Mexican bank connected to the conglomerates Grupo Carso, which includes Mexico's national telephone company Teléfonos del México S.A. de C.V. (Telmex), through a long-term loan agreement, a total amount of US$200 millions (corresponding to R$ 319,520 based on the exchange rate on the day of the transaction) repayable in 3 annual installments on June 18, 2017, 2018, 2019 at annual interest at 7.875% payable semi-annually. Funds shall be used as object to finance the acquisition of companies operating the BigTV brand name and general development of the Company.

2. Preparation basis and presentation of the financial statements

Quarterly Information were prepared and are presented on the basis of the same accounting practices as those used for the financial statements covering the period ended December 31, 2007.

The Company's management authorized conclusion of the preparation of financial statements on July 17, 2008.

Law 11638/07

On December 28, 2007 was published the Law 11638/07 that modified, revoked and introduced new provisions for the Corporations Law (Law 6404/76), related to the preparation of financial statements. These alterations came into effect on January 1, 2008.

2. Preparation basis and presentation of the financial statements - Continued

The Company's management has sought to follow the evolution of the regulations and technical pronouncements in training courses for its professional and by adapting its information systems to securely and consistently implement the changes introduced by Law No. 11.638/07 as required to compile consolidated financial statements with the same quality as financial statements already submitted in the different capital markets in which the Company operates.

As detailed below, the Company's management decided to follow Law 11638/07 to the minimum extent required by the supplementary rules of the Brazilian Securities and Exchange Commission (CVM) to present its Quarterly Information - ITRs for 2008.

On May 2, 2008, the Brazilian Securities and Exchange Commission (CVM) issued Instruction No. 469/08 on the implementation of Law 11638 of December 28, 2007, which enables companies to immediately apply all accounting provisions contained in the new law when providing Quarterly Information (ITRs) for 2008 or to add explanatory notes to ITRs disclosing alterations that may have impacts on the financial statements for 2008, and estimate the possible effects on shareholders' equity and income for the period.

The Company’s management assessed the application of Instruction No. 469/08 for its financial statements and noted that, among the items due for mandatory application as of the first quarterly report in 2008, the concept of present value required by Law 11.638/07 is applicable to Company’s Quarterly Information - ITRs. Based on the principles set forth in international standards, the Company assessed situations in which there may be a difference on the date of initial recognition between nominal value and fair value (defined as present value of future flows of funds after applying the market discount rate on the date of initial recognition) of financial assets and liabilities and concluded that the effects of short term monetary assets and liabilities being discounted to present value, on June 30, 2008 or on any other previous period are not material and no long-term assets or liabilities that ought to be adjusted to present value were identified.

Additionally, the Company (i) was not affected by the changed rule for valuations of investments in affiliates, (ii) did not make transactions involving premiums received on issuing debentures, donations or investment grants, (iii) does not adopt revaluation of assets as accounting practice, and (iv) does not have remuneration based on stocks.

The Company's management assessed other changes in its financial statements for the year ended December 31, 2008 arising from Law 11638/07 based on technical pronouncements and international standards.

2. Preparation basis and presentation of the financial statements - Continued

The main effects arising from Law 11638/07 identified relate to reclassifications between permanent assets items arising from the creation of an Intangibles subgroup in its accounts to record rights based on intangibles, and the review of items in the deferred line and will be recorded at the financial close-out statements for 2008. The effects of reclassifications on balances of "permanent assets" accounts are described and quantified below on June 30, 2008 and March 31, 2008:

	Balances on 06/30/2008			Balances on 03/31/2008

	Prior to		After	Prior to		After
Account	Reclassifications	Values	Reclassifications	Reclassifications	Values	Reclassifications

Investments (a)	1,754,774	(1,749,548)	5,226	1,792,864	(1,787,638)	5,226
Property, plant and equipment (b)	1,582,346	267,038	1,849,384	1,541,756	230,428	1,772,184
Deferred charges (c)	362,036	(361,065)	971	320,724	(319,462)	1,262
Intangible	39,164	1,843,575	1,882,739	40,829	1,876,672	1,917,501

	3,738,320	-	3,738,320	3,696,173	-	3,696,173

(a) Reclassification of goodwill arising from company acquisition currently classified as investment to intangible;
(b) Reclassification of user rights of software currently registered in property, plant and equipment in the amount of R$90,367 (R$84,986 on March 31);
(c) Reclassification of residential installation expenses from deferred to property, plant and equipment.

The Company also examined the definition of new criteria for rating and valuing applications in financial instruments, including derivatives, and debt rights and notes and did not identify changes in classifications, including those of its financial applications classified as net cash. Since fair value does not show a significant difference in relation to the corresponding acquisition values plus earnings, no material impacts were identified when valuing derivatives at market value.

The Company was already presenting statements of its cash flows and will proceed to include a statement of added value in the set of financial statements for the fiscal year ended December 31, 2008.

Additionally, Law 11638/07 introduced the concept of large-scale companies under which companies covered by this concept, although not being incorporated as joint-stock companies, now have an obligation to prepare financial statements in compliance with the provisions of the law for joint-stock companies, which now have to be audited by independent auditors registered with the CVM. This legal provision affects some of the Company's subsidiaries.

2. Preparation basis and presentation of the financial statements - Continued

The Company's management believe that the other provisions have no effect on its financial statements. The effects of applying Law 11638/07 to the Company's financial statements were evaluated based on the legislation and additional standards existing on the date on which the financial statements were submitted to the approval of the Company's management bodies, and the latter may yet be changed depending on of future regulations to be issued by the competent bodies. The Company's management will continue to assess the effects of future regulations applicable to its financial statements for the year ended December 31, 2008.

CPC - 04 Intangible Assets Technical pronouncement is in the process of being issued. This pronouncement among other measures eliminates amortization against goodwill paid on acquisitions due to expectation of future income, which should be tested annually for impairment or be reduced to recoverable value by recognizing provisioning if necessary. If this pronouncement becomes mandatory for application in the year ending December 2008, income for the period ended June 30, 2008 and the Company's net equity would be increased $ 76,206 by not amortizing existing goodwill.

Differences in accounting practices between financial statements as compiled here and USGAAP

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations.

The Company prepares annual and quarterly financial statements in accordance with generally accepted accounting principles in the United States of America – USGAAP. The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comissión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and in the United States of America. The accounting practices adopted in Brazil are different from the accounting principles generally accepted in the United States of America – USGAAP.

2. Preparation basis and presentation of the financial statements - Continued

On June 30, 2008, the conciliation of corporate income and net equity with the financial statements prepared in accordance with USGAAP is as shown below:

	06/30/2008

	Net	Net
	Income	Shareholder
		equity

In accordance with Brazilian Corporation Law	59,900	2,798,303
Deferred adhesion charge revenue	2,124	(3,793)
Differences due to criteria in capitalizing expenses due to
subscriber installations	(2,433)	40,060
Deferring incentives received by suppliers of programming	954	(4,237)
Depreciation and amortization	3,564	132,892
Differences due to criteria in determining premium paid on
acquisitions of investments	51,408	440,660
Income tax	(22,235)	(195,451)
Property, plant and equipment and deferred assets	(820)	(238,710)
Others	(2,138)	(3,326)

Under USGAAP	90,324	2,966,398

The nature of the main differences in accounting practices between the financial statements prepared and USGAAP is as follows:

Difference in the determination of goodwill in business combinations: Goodwill paid at the time of acquisitions in accordance with USGAAP are recognized after determining fair value of all assets and liabilities acquired and are not amortized but are tested for impairment on an annual basis.

Income tax: Under USGAAP (APB 28 "Interim Financial Reporting") taxes on income and social contribution for intermediary period are determined based on the effective rate estimated for the current business year. Under Brazil's Corporation Law, current and deferred tax is calculated monthly based on actual income, according to tax regulations currently in force.

Property, plant and equipment and deferred charges – Depreciation and amortization: The cost of property, plant and equipment assets in USGAAP differs from the cost determined by Brazilian Corporation Law because until 1997 Brazil was considered a high-inflation country and in accordance with USGAAP (SFAS 52 "Foreign Currency Translation"); purchases of non-monetary items on this period were converted at the historic dollar rate on the date of purchase, which is reflected in depreciation and amortization quotas. Additionally, assets acquired with the acquisition of Vivax and Net Jundiaí were recorded in USGAAP at their fair value, while they remained at historical accounting value in corporate ledgers.

3. Current and non-current deferred and recoverable taxes

	Controlling company		Consolidated

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Recoverable taxes:
Income tax withheld at source	3,542	674	27,954	36,356
Recoverable federal taxes	11,816	12,040	42,183	21,152
Others	55	29	9,168	7,652

Total	15,413	12,743	79,305	65,160

Current	297	266	56,884	33,877
Non-current	15,116	12,477	22,421	31,283

Deferred taxes:
Tax credits arising from goodwill upon
merger	-	-	40,279	56,167
Income tax:
Tax losses	-	-	264,607	266,015
Temporary differences	-	-	14,498	12,886

	-	-	279,105	278,901
Social contribution:
Negative base	-	-	98,564	99,555
Temporary differences	-	-	5,238	4,657

	-	-	103,802	104,212

Total	-	-	423,186	439,280

Current	-	-	64,536	67,786
Non-current	-	-	358,650	371,494

In the period ended June 30, 2008, there were no changes in business items or assumptions used for projections of recovery of tax credits on which recognition was based, or that would require any revision of the estimates made or total or partial recognition of tax credits.

The estimates of future tax income that support the recognition of tax credits were based on several financial and business assumptions prevailing revised and approved by Administrative Bodies at the fiscal year ended on 2007. Estimates may fail to materialize given the uncertainties inherent to forecasts.

As of June 30 and March 31, 2008, the remaining balances of tax credits resulting from goodwill in the corporation recorded by the subsidiary operators by the Company are as shown below:

	06/30/2008	03/31/2008

Net São Paulo Ltda.	24,552	36,829
Net Belo Horizonte Ltda.	4,038	6,057
Net Brasília Ltda.	11,689	13,281

	40,279	56,167

3. Current and non-current deferred and recoverable taxes - Continued

During the period ended on June 30, 2008, the operators amortized for tax purposes, credits in the amount of R$33,850 (R$42,545 on June 30, 2007), which generated tax benefits of R$33,495 as a deductible expense in the operators’ taxable income (R$35,220 on June 30, 2007). Additionally there was use of credits amortized in previous periods in the amount of R$1,041 totaling a tax benefit of R$34,536 for this period.

A conciliation of the income/expenses calculated by the application of combined tax rates and income tax and social contribution tax expenses presented in the statements of income is shown below:

	Controlling company		Consolidated

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Profit before income tax and social contribution	59,900	28,160	139,743	82,509

Revenues (expenses) of income tax and social contribution charges
of 34%	(20,366)	(9,574)	(47,512)	(28,053)

Permanent additions:
Nondeductible expenses	(7,411)	(6,945)	(13,701)	(12,341)

Permanent exclusions:
Income tax and social contribution on
Multi-risk property insurance	59,314	21,847	-	(8,579)

Other items:
Income tax and social contribution on tax losses
and negative base for the period, not made	(6,696)	(8,120)	(9,817)	(13,223)
Income tax and social contribution on temporary differences for
the period (not made), made	(24,841)	2,779	(23,260)	3,452
Compensation for tax losses and negative base from previous
years, not constituted in accounts	-	-	12,619	3,846

Others	-	13	1,828	746

Income tax and social contribution for the period	-	-	(79,843)	(54,152)

Effective rate	-	-	57.1%	65.6%

The effective current rate of tax on income and social contribution is 27.8% (14.5% on June 30, 2007), considering benefits actually achieved by amortization of goodwill from companies acquired as described above.

4. Investments

	Controlling company		Consolidated

	30/06/2008	03/31/2008	06/30/2008	03/31/2008

Investments in subsidiaries and associated
companies	2,047,334	1,951,120	-	-
Goodwill/discount on the acquisition of
investments	1.632.946	1.663.427	1.749.548	1.787.638

	3,680,280	3,614,547	1,749,548	1,787,638
Other investments	5,062	5,062	5,226	5,226

	3,685,342	3,619,609	1,754,774	1,792,864

4. Investments - Continued

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries are shown below:

a) Movement of Goodwill / Discount

	Balances in		Balances in
Companies	03/31/2008	Amortization	06/30/2008

Goodwill
Vivax Ltda.	1,626,861	(27,303)	1,599,558
Net Sul Comunicações Ltda.	23,667	(2,367)	21,300
Net Jundiaí Ltda. (incorporated on March 31, 2008)	10,941	(757)	10,184
TV a Cabo Criciúma Ltda.	1,958	(54)	1,904

Total Controlling company	1,663,427	(30,481)	1,632,946
Antenas Comunitárias Brasileiras Ltda. - Blumenau	5,510	(661)	4,849
Net Londrina Ltda.	5,109	(613)	4,496
Net São Paulo Ltda.	285	(172)	113
Canbrás TV a Cabo Ltda.	113,912	(6,110)	107,802
TV Eucalipto Ltda.	573	(22)	551
Others	407	(31)	376

Total Consolidated	1,789,223	(38,090)	1,751,133

Discount
614 TVH Vale S.A.	(1,585)	-	(1,585)

Total goodwill/ consolidated discount	1,787,638	(38,090)	1,749,548

b) Movement of investments and provisions for liability not covered

	Balances on	Interest on	Equity	Balances in
Companies	03/31/2008	own capital	Earnings	06/30/2008

Investments in subsidiaries:
Net São Paulo Ltda.	763,858	-	36,476	800,334
Net Rio Ltda.	566,797	(10,349)	27,893	584,341
Net Franca Ltda.	5,601	-	368	5,969
Net Recife Ltda.	5,023	-	178	5,201
Net Sul Comunicações Ltda.	227,709	-	15,277	242,986
Net São Carlos Ltda.	4,630	-	557	5,187
Net Indaiatuba Ltda.	3,399	-	65	3,464
Net Florianópolis Ltda.	187,037	(2,873)	11,608	195,772
Reyc Comércio e Participações Ltda.	14,637	-	46	14,683
Net Bauru Ltda.	818	-	27	845
Net Ribeirão Preto Ltda.	3,401	-	254	3,655
Vivax Ltda.	168,210	(1,276)	17,963	184,897

	1,951,120	(14,498)	110,712	2,047,334
Liability not covered ( * ) :
TV Cabo Criciúma Ltda.	(1,432)	-	(188)	(1,620)
Horizon Line Brasil Ltda.	(19)	-	1	(18)

	(1,451)	-	(187)	(1,638)

	1,949,669	(14,498)	110,525	2,045,696

(*) These amounts are classified in the heading related parties classified in the non-current liability, deducted from the corresponding subsidiary companies' receivables.

4. Investments - Continued

c) Information related to subsidiaries companies

	06/30/2008

							Effect on the
		Interest on	Net				Controlling
	Quotas	Share Capital	Shareholder	Share			company
Companies	(thousand)	(%)	equity	Capital	Income	Investment	results

Subsidiaries:
Net São Paulo Ltda.	42,830	97.40	821,669	497,759	59,380	800,334	57,838
Net Rio Ltda.	31,877,481	100.00	584,341	318,775	45,304	584,341	45,304
Net Jundiaí Ltda. ( * )	-	-	-	-	-	-	(2,585)
Net Franca Ltda.	3,097,554	100.00	5,969	30,976	633	5,969	633
Net Recife Ltda.	2,675,720	100.00	5,201	26,757	(251)	5,201	(251)
Net São Carlos Ltda.	8,800	100.00	5,187	8,800	944	5,187	944
Net Indaiatuba Ltda.	782,030	100.00	3,464	7,821	108	3,464	108
Net Sul Comunicações Ltda.	65,552,565	100.00	242,986	655,526	24,231	242,986	24,230
Net Florianópolis Ltda.	14,488,566	78.13	250,558	185,431	26,912	195,772	21,028
Reyc Comércio e
Participações Ltda.	921	26.94	54,506	313,262	1,362	14,683	367
Net Bauru Ltda.	2,400	9.06	9,322	33,100	267	845	24
Net Ribeirão Preto Ltda.	990,000	12.07	30,281	82,048	3,650	3,655	441
Vivax Ltda.	47,819,366	100.00	184,897	478,194	28,398	184,897	28,398
TV Cabo Criciúma Ltda.	128	40.00	(4,050)	320	(5,017)	(1,620)	(2,007)
Horizon Line Brasil Ltda.	1,038,593	8.18	(219)	1,039	33	(18)	(18)

						2,045,696	174,454

(*) An Extraordinary General Meeting on March 31, 2008 approved the incorporation of the accounting net income of the subsidiary Net Jundiaí Ltda.

5. Property, plant and equipment

		Controlling company

	Average annual	Balances in	Additions /		Balances in
	depreciation rate -	03/31/2008	Transfers	Write-	06/30/2008
	%			offs

Signals distribution network
Network central	10	2,242	-	-	2,242
Data Center	20	507	-	(17)
					490
External network	8.33	11,286	133	-	11,419
Internal network	8.33	393	23	-
					416
De-codifiers	20	8,164	40	-	8,204
Cable modem	20	88	16	-
					104
Inventories to be used in	-	1,570	2	(232)	1,340
property, plant and equipment

		24,250	214	(249)	24,215
Property, plant and equipment in
own use
Software - Applications	33.33	50,551	5,814	-	56,365
Software - Corporate	20	127,210	173	-	127,383
Machinery and equipment	10	1,163	16	-	1,179
Furniture and fixtures	10	2,580	15	-	2,595
Installations	10	4,790	-	-	4,790
Improvements and buildings	4	735	-	-	735
Vehicles	20	330	-	-	330
Information technology	33.33	14,864	2,302	(358)	16,808
equipment
Tools	20	73	-	-	73
Land/ Properties	-	56	-	-	56

		202,352	8,320	(358)	210,314

		226,602	8,534	(607)	234,529

Accumulated depreciation		(178,048)	(5,716)	335	(183,429)

		48,554	2,818	(272)	51,100

5. Property, plant and equipment - Continued

		Consolidated

	Average annual	Balances in	Additions	Write-	Balances in
	depreciation rate -	03/31/2008	Transfers	offs	06/30/2008
	%

Signals distribution network
Network central	10	224,143	13,660	(433)	237,370
Data Center	20	135,954	17,878	-	153,832
External network	8.33	1,583,951	28,203	(2,633)	1,609,521
Internal network	8.33	316,210	10,588	(7)	326,791
De-codifiers	20	420,144	1,389	(1,639)	419,894
Digital De-codifier	20	352,644	62,960	(1)	415,603
Cable modem	20	154,484	1,213	(440)	155,257
Inventories to be used in	-	134,371	(20,680)	(1,556)	112,135
property, plant and equipment
Advances to suppliers and
property, plant and equipment
in progress	-	3,205	175	502	3,882

		3,325.106	115,386	(6,207)	3,434,285
Property, plant and equipment in
own use
Software - Applications	33.33	89,046	10,859	-	99,905
Software - Corporate	20	201,827	2,346	-	204,173
Machinery and equipment	10	36,986		(36)	37,189
			239
Furniture and fixtures	10	19,518		(6)	20,032
			520
Installations	10	17,618		-	18,283
			665
Improvements and buildings	4	43,386		-	43,736
			350
Vehicles	20	3,840	-	(62)	3,778
Information technology	33.33	71,283	3,951	(467)	74,767
equipment
Tools	20	24.010		(127)	25,083
			1.200
Land	-	3.931	-	-	3,931
Others	Several		-	-	64
		64

		511,509	20,130	(698)	530,941

		3,836,615	135,516	(6,905)	3,965,226

Accumulated depreciation		(2,294,859)	(93,261)	5,240	(2,382,880)

		1,541,756	42,255	(1,665)	1,582,346

6. Loans and financing

			Controling		Consolidated

		Interest
Nacional currency	Indexer	rate a.a.	30/06/2008	31/03/2008	30/06/2008	31/03/2008

Finame	R$	TJLP + 3.15%	-	-	123,667	102,418
Bank credit notes - Itaú BBA	R$	CDI + 1.20%	-	-	172,859	177,626

Total of loans and financing			-	-	296,526	280,044

Foreign Currency
Perpetuity notes	US$	9.25%	241,029	264,830	241,029	264,830
Banco Inbursa S.A.	US$	7.875%	319,281	-	319,281	-

Total of loans and financing			560,310	264,830	560,310	264,830

Total of loans and financing			560,310	264,830	856,836	544,874

Current			3,145	2,465	33,596	31,054
Non Current			557,165	262,365	823,240	513,820

Banco Inbursa S.A.

On June 19, 2008 the Company has raised with Banco Inbursa S.A., Mexican bank connected to the conglomerates Grupo Carso, which includes Teléfonos del México S.A. de C.V. (Telmex), through a loan agreement, a total amount of US$200 million, corresponding to R$319,520 which shall be repayable in 3 annual installments on June 18, 2017, 2018 and 2019.

The interest rate per annum will be equal to 7.875%, payable semi-annually, on October 15 and April 15 counting from the closing date of the loan agreement.

The company paid Banco Inbursa fees in the amount of R$2,258 that were recorded as prepaid expenses and will be appropriated to income for the duration of the contract.

The Company may, at its option, outstanding advance the loan, from the fifth anniversary of the Closing Date.

This loan is guaranteed by the Company and its subsidiaries and has as objective the acquisition of companies operating the BigTV brand name and the development of the business plan of the Company.

Other loans and financing have not shown significant variations in relation to the financial statements announced on December 31, 2007.

6. Loans and financing - Continued

The installments classified in non-current liabilities excluding the perpetuity notes which have no payment date, have the following payment schedule:

Year of maturity:	Controling	Consolidated

2009	-	15,702
2010	-	31,404
2011	-	201,404
2012	-	17,109
2013	-	456
2017-2019	318,380	318,380

Total	318,380	584,455

Perpetuity notes	238,785	238,785

Total	557,165	823,240

7. Debentures

On December 1st, 2006, through its 6th issue, the Company issued 58,000 simple debentures which cannot be converted into shares, and which are nominal and contractual, a one-off series, of the type, and have no preemptive rights at a nominal value of R$ 580,000 and annual interest at the interbank rate (CDI) + 0.70% . This issue is part of the simple debenture public distribution program authorized by the Brazilian Securities and Exchange Commission (CVM), which allows the Company the option of issuing debentures in the amount of R$ 900,000 within 2 (two) years.

The debentures issued and placed can be broken down as follows:

			Controlling company and
			Consolidated

	Quantity in circulation		Balances on

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Nonconvertible debentures, 6th issue
in 2006	58,000	58,000	585,559	601,020

Current			5,559	21,020
Non-current			580,000	580,000

The installments classified in Non-Current Liabilities have the following payment schedule:

Controlling company and
Year of maturity:	Consolidated

2010	145,000
2011	145,000
2012	145,000
2013	145,000

Total	580,000

7. Debentures - Continued

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on October 23, 2006.

Total issue value	R$ 580,000

Nominal unit value on the
issue date	Single issue - R$ 10

Total number issued	58.000 Debentures

Date issued	December 1st, 2006

Final due date	December 1st, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The amortization amount shall be of 25% of the Unit Nominal Amount of Debentures, on the respective dates: December 1st, 2010, December 1st, 2011, December 1st, 2012 and December 1st, 2013.

Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day “Over extra group” (ID rate), plus exponential spread of 0.70% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 1st or on the immediate subsequent business day in the months of June and December of each year, and the last payment shall be made on December 1st, 2013.

Guarantees	Debentures shall are without preemptive rights.

Company Obligations	The Company must comply with a number of covenants, some of which are as follows:
-- The ratio of Consolidated Net Debt to EBITDA must not be kept at 2.5 or more.
-- The ratio of Consolidated Net Interest Debt divided to EBITDA must be kept at 1.5 or more.
-- Use of funds arising from the Issue in compliance with that provided in the Issue Deed.
-- At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
-- Advise whenever there is any event of noncompliance with a pecuniary obligation.
-- Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-- Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
-- Conduct all operations with related parties according to the ethical standards, which serve to guide such business.
-- Keep insurance coverage according to the normally adopted practices of the Company, as described in the Definitive Prospectus.

8. Related parties transaction

On June 19, 2008 the Company has raised with Banco Inbursa S.A., Mexican bank connected to the conglomerates Grupo Carso, which includes Teléfonos del México S.A. de C.V. (Telmex), under common market conditions and practices as detailed in explanatory note 6.
The main asset and liability balances on June 30, 2008, as well as transactions with related parties previously contracted which impact the results of the period are shown below:

Controlling company	Current Assets

	Programming receivable		Related parties		Total

Companies	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Subsidiaries
Net Rio Ltda.	6,896	7,238	48,790	48,173	55,686	55,411
Net São Paulo Ltda.,	11,877	12,449	2,396	4,204	14,273	16,653
Net Belo Horizonte Ltda.	2,040	2,132	497	885	2,537	3,017
Net Sul Comunicações Ltda.	1,767	1,919	430	819	2,197	2,738
Net Brasília Ltda.	1,409	1,438	291	895	1,700	2,333
Net Paraná Comunicações Ltda.	1,282	1,298	283	525	1,565	1,823
DR – Empresa de Distrib. e Recep. de TV Ltda.	1,315	1,448	240	436	1,555	1,884
Net Campinas Ltda.	941	982	245	458	1,186	1,440
Net Florianópolis Ltda.	936	1,012	132	383	1,068	1,395
Net Goiânia Ltda.	423	455	130	-	553	455
Net Ribeirão Preto Ltda.	385	393	100	173	485	566
Net Sorocaba Ltda.	238	262	85	156	323	418
Net São Carlos Ltda.	115	124	28	49	143	173
Others	1,670	1,774	719	2,324	2,389	4,098

	31,294	32,924	54,366	59,480	85,660	92,404
Shareholders
Emp. Brasil. de Telecom. S.A. - Embratel	-	-	596	324	596	324

	-	-	596	324	596	324

Total	31,294	32,924	54,962	59,804	86,256	92,728

Controlling company			Non-current Assets

			Advances for future capital
	Related parties		increases		Total

Companies	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Subsidiaries
Net São Carlos Ltda.	-	-	4,490	4,490	4,490	4,490
Net Ribeirão Preto Ltda.	3,457	3,373	-	-	3,457	3,373
Net Bauru Ltda.	2,651	2,591	-	-	2,651	2,591
Net Campo Grande Ltda.	2,469	3,148	-	-	2,469	3,148
Net Anápolis Ltda.	1,818	1,426	-	-	1,818	1,426
Net Indaiatuba Ltda.	1,134	629	-	-	1,134	629
Net São José do Rio Preto Ltda.	1,035	1,382	-	-	1,035	1,382
Vivax Ltda.	361	266	-	-	361	266
Net Belo Horizonte Ltda.	51	-	-	-	51	-
Net Brasília Ltda.	22	-	-	-	22	-
Net Sul Comunicações Ltda.	22	-	-	-	22	-
Net São Paulo Ltda.	20	-	-	-	20	-
Net Florianópolis Ltda.	13	10	-	-	13	10
Net Rio Ltda.	5	11	-	-	5	11
Net Paraná Comunicações Ltda.	2	-	-	-	2	-
Net Campinas Ltda.	1	-	-	-	1	-
Others	56	344	-	-	56	344

Total	13,117	13,180	4,490	4,490	17,607	17,670

8. Related parties transaction - Continued

Controlling company	Current Liabilities		Non-current Liabilities

	Loans/		Loans/		Liability exposure
	Related parties		Related parties				Total

Companies	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Subsidiaries
Televisão a Cabo Criciúma Ltda.	-	-	-	-	1,532	1,432	1,532	1,432
Vivax Ltda.	10	23	566	155	-	-	566	155
Horizon Line Brasil Ltda.	-	-	-	-	18	19	18	19
Net Florianópolis Ltda.	-	-	10	24	-	-	10	24
Net Rio Ltda.	-	41	7	-	-	-	7	-
Net São Paulo Ltda.	-	-	-	486	-	-	-	486
Reyc Comércio de Participação Ltda.	56	143	-	-	-	-	-	-
Others	5	8	106	134	-	-	106	134

	71	215	689	799	1,550	1,451	2,239	2,250
Shareholders
Emp. Brasil. de Telecom. S.A. - Embratel	722	1,215	-	-	-	-	-	-

	722	1,215	-	-	-	-	-	-
Associated Companies
	-	-	-	-	-	-	-	-
BCP S.A.	-	70	-	-	-	-	-	-

	793	1,500	689	799	1,550	1,451	2,239	2,250

Loans
Associated Companies	901	70	318,380	-	-	-	318,380	-

	901	70	318,380	-	-	-	318,380	-

Total	1,694	1,500	319,069	799	1,550	1,451	320,619	2,250

8. Related parties transaction - Continued

Controlling company	Operating income

	Services revenue and				Telecommunication
	repass of		Financial		Expenses		Total
	administrative
	expenses

Companies	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Subsidiaries
Net São Paulo Ltda.	35,805	31,993	(12)	124	-	-	35,793	32,117
Net Rio Ltda.	19,782	19,476	3,283	(13)	-	-	23,065	19,463
Net Belo Horizonte Ltda.,	7,542	6,777	(1)	(7)	-	-	7,541	6,770
Net Sul Comunicações Ltda.	7,019	6,534	(1)	(3)	-	-	7,018	6,531
Vivax Ltda.	5,805	-	3	-	-	-	5,808	-
TV a Cabo Criciúma Ltda.	5,607	-	-	-	-	-	5,607	-
Net Paraná Comunicações Ltda.	4,478	3,807	(1)	(5)	-	-	4,477	3,802
Net Brasília Ltda.	4,296	3,501	(1)	(5)	-	-	4,295	3,496
Net Campinas Ltda.	3,928	3,580	-	(1)	-	-	3,928	3,579
DR – Emp. de Distrib. e Recep. de TV
Ltda.	3,710	3,804	3	(11)	-	-	3,713	3,793
Net Florianópolis Ltda.	3,249	1,838	(1)	107	-	-	3,248	1,945
Net Goiânia Ltda.	1,978	1,689	(1)	(2)	-	-	1,977	1,687
Net Ribeirão Preto Ltda.	1,460	-	158	-	-	-	1,618	-
Net Sorocaba Ltda.	1,327	1,197	7	(1)	-	-	1,334	1,196
Net Campo Grande Ltda.	862	-	166	-	-	-	1,028	-
Net Recife Ltda.	823	-	-	-	-	-	823	-
Net Londrina Ltda.	702	-	-	-	-	-	702	-
Net Bauru Ltda.	504	-	142	-	-	-	646	-
Net São Carlos Ltda.	405	-	-	-	-	-	405	-
Net Maringá Ltda.	364	-	1	-	-	-	365	-
Net Franca Ltda.	328	-	1	-	-	-	329	-
Net Anápolis Ltda.	214	-	87	-	-	-	301	-
Net Indaiatuba Ltda.	138	-	44	-	-	-	182	-
Others	2,087	8,303	72	113	-	-	2,159	8,416

	112,413	92,499	3,949	296	-	-	116,362	92,795

Shareholders
Emp. Brasil. de Telecom. S.A. - Embratel	-	-	-	-	(3,921)	(1,198)	(3,921)	(1,198)

	-	-	-	-	(3,921)	(1,198)	(3,921)	(1,198)
Associated Companies
Infoglobo Comunicações Ltda.	-	-	-	-	(1)	(1)	(1)	(1)
Banco Inbursa S.A.	-	-	239	-	-	-	239	-
BCP S.A.	-	-	-	-	(228)	(208)	(228)	(208)

	-	-	239	-	(229)	(209)	10	(209)

Total	112,413	92,499	4,188	296	(4,150)	(1,407)	112,451	91,388

Consolidated	Current Assets				Total

	Receivables		Related parties		Assets

Companies	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Shareholders
Emp. Brasil. de Telecom. S.A. - Embratel	-	-	63,174	35,730	63,174	35,730

Associated Companies
Globosat Programadora Ltda.	248	248	-	-	248	248

Total	248	248	63,174	35,730	63,422	35,978

8. Related parties transaction - Continued

			Liabilities						Total
Consolidated			Current

	Suppliers		Programming		Related parties/ Loans		Long-term Loans/ Income		Liabilities
			suppliers				of future exercises

Companies	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Shareholders
Emp. Brasil. de Telecom. S.A. - Embratel	14,008	17,531	-	-	40,630	31,174	59,848	46,954	114,486	95,659

Associated Companies
Net Brasil S.A.	-	-	82,733	77,046	-	-	-	-	82,733	77,046
Globosat Programadora Ltda.	-	-	9,013	6,904	-	-	-	-	9,013	6,904
Brasilcenter Comunicações Ltda.	1,196	1,892	-	-	-	-	-	-	1,196	1,892
BCP S.A.	179	261	-	-	-	-	-	-	179	261
Americel S.A.	63	57	-	-	-	-	-	-	63	57

Loans	15,446	19,741	91,746	83,950	40,630	31,174	59,848	46,954	207,670	181,819
Associated Companies
Banco Inbursa S.A	-	-	-	-	901	-	318,380	-	319,281	-

Total	15,446	19,741	91,746	83,950	41,531	31,174	378,228	46,954	526,951	181,819

Consolidated	Operating income

	Rental Revenues		Financial	Expenses		Programming
	Telecommunications			Telecommunications		Sales commission		Programming guide		Total

Companies	06/30/2008	06/30/2007	06/30/2008	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Shareholders

Globo Comunicação e Participações S.A.	-	88	-	-	(115)	-	-	-	-	-	(27)
Emp. Brasil. de Telecom. S.A. - Embratel	110,871	29,442	(1,508)	(68,224)	(39,023)	-	-	-	-	41,139	(9,581)

	110,871	29,530	(1,508)	(68,224)	(39,138)	-	-	-	-	41,139	(9,608)
Associated Companies
Net Brasil S.A.	-	-	-	-	-	(253,584)	(201,882)	-	-	(253,584)	(201,882)
Globosat Programadora Ltda.	925	935	-	-	-	(21,913)	(22,550)	-	-	(20,988)	(21,615)
Editora Globo S.A.	-	-	-	-	-	-	-	(5,968)	(5.836)	(5,968)	(5,836)
Infoglobo Comunicações Ltda.	-	-	-	(3)	(14)	-	-	-	-	(3)	(14)
BCP S.A.	-	-	-	(2,416)	(1,234)	-	-	-	-	(2.416)	(1,234)
Brasilcenter Comunicações Ltda.	-	-	-	(6,627)	(5,236)	-	-	-	-	(6,627)	(5,236)
Americel S.A.	-	-	-	(310)	(84)	-	-	-	-	(310)	(84)
Banco Inbursa S.A.	-	-	239	-	-	-	-	-	-	239	-
TESS S.A.	-	-	-	(102)	(95)	-	-	-	-	(102)	(95)

	925	935	239	(9,458)	(6,663)	(275,497)	(224,432)	(5,968)	(5,836)	(289,759)	(235,996)

Total	111,796	30,465	(1,269)	(77,682)	(45,801)	(275,497)	(224,432)	(5,968)	(5,836)	(248,620)	(245,604)

9. Contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

Status of the provisions for the year:

Controlling company	Labor	Civil	Tax	Social Security	Total

Balances on March 31, 2008	799	656	230,658	166	232,279
Additions to the provision	150	33	346	-	529
Price level restatement	-	-	3,047	1	3.048
Use and Reversions	(83)	(49)	(3,300)	-	(3,432)

Balances on June 30, 2008	866	640	230,751	167	232,424

Judicial deposits	(184)	(369)	-	-	(553)

Net balance of the contingencies	682	271	230,751	167	231,871

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on March 31, 2008	41,202	31,292	573,493	8,014	654,001
Additions to the provision	6,652	2,212	3,388	-	12,252
Price level restatement	218	56	7,203	100	7,577
Use and Reversions	(5,192)	(1,383)	(7,528)	(1,100)	(15,203)

Balances on June 30, 2008	42,880	32,177	576,556	7,014	658,627

Judicial deposits	(7,815)	(847)	(50,739)	(1,754)	(61,155)

Net balance of the contingencies	35,065	31,330	525,817	5,260	597,472

9. Contingencies - Continued

Contingencies related to employee claims, civil law liability, and tax and pension liabilities showed no significant changes in relation to the amounts reported in the financial statement of 2007 and information previously announced.

Tax liabilities and charges calculated and collected by the Company and its subsidiaries, as well as the respective income declarations, fiscal and corporate ownership records are subject to examination by the tax authorities for a number of prescribed periods in accordance with the applicable legislation.

10. Net Shareholder equity

Statement of changes in shareholders’ equity for the 3-month period ended on June 30, 2008.

	Share Capital			Capital Reserves

				Goodwill	Special	Premium on
		To be paid		on share	Goodwill	issue of	Accumulated
	Subscribed	in	Paid in	issues	Reserve	debentures	losses	Total

Balances on March 31, 2008	5,553,269	(12,923)	5,540,346	8,702	148,495	54,945	(2,981,809)	2,770,679

Net income for the period	-	-	-	-	-	-	27,624	27,624

Balances on June 30, 2008	5,553,269	(12,923)	5,540,346	8,702	148,495	54,945	(2,954,185)	2,798,303

On June 30, 2008 the share capital is represented by 113,051,524 common shares and 225,687,596 preferred shares.

Capital stock may be raised to the limit of R$ 6,500,000 irrespective of bylaw amendments under Law 6404/76, through a resolution of the board setting the conditions for an issue under Law 6404/76, Article 170, Paragraph 1.

11. Employee benefits

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company and its subsidiaries. Expenses for these benefits accumulated during the period ended on June 30, 2008, totaled R$ 14,491 (R$ 9,534 on June 30, 2007).

The Company and its subsidiaries have supplementary remuneration plans for their employees such as profit sharing and retainers for a select number of members of the board. Having reached the targets set, management made provision in the amount of R$78,832 (R$32,390 on June 30, 2007) relating to the period ended June 30, 2008, which was posted under payroll and related charges.

12. Financial instruments

Estimated market values

The realization values of the Company's main financial assets and liabilities determined using information available in the market and are consistent with the methodology used in the financial statements ending December 31, 2007, are similar to their respective book values.

Derivatives

The Company has swap operations having an initial value in the amount of US$82,150, reflected by the exchange of foreign exchange fluctuations by the CDI or by pre-fixed rates, for the purpose of protecting itself from the mismatched effects of these rates firm commitments with suppliers and interest due on perpetuity bonds. On the period ended June 30, 2008, the company presented a loss of R$11,533 in financial expenses (R$24,874 on June 30, 2007).

13. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing, mainly, payment of tax suits lodged against the companies by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. Letters of guarantee totaled R$5.285 for the controlling company and R$224.349 for the consolidated statements.

14. Cash flow statements

The cash flow statements for the six months periods ended on June 30, 2008 and on June 30, 2007, prepared in accordance with the indirect method, are presented as follows:

	Controlling company		Consolidated

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Cash flows from operating activities
Net income for the period	59,900	28,160	59,900	28,160
Items which do not affect cash
Equity Earnings	(174,454)	(64,257)	-	25,232
Net interest and foreign exchange fluctuations	(22,302)	(24,045)	(12,531)	(15,498)
Interest expenses on loans of payments	47,566	53,639	62,468	56,283
Gain on change of percentual of investment in			-
capital	-	(4,289)		-
Depreciation and amortization	71,876	14,475	293,947	173,648
Deferred income tax and social contribution	-	-	40,991	42,205
Results from writing off permanent assets	272	(19)	1,359	2,506
Provisions for contingencies	(8,407)	(18,080)	(30,122)	(21,229)
Variations in assets and liabilities
(Increase) decrease in receivables	-	-	(19,423)	(22,710)
(Increase) decrease in inventories	90	-	4,954	(29,501)
(Increase) decrease in recoverable taxes	(3,062)	(1,196)	8,321	8,812
(Increase) decrease in prepaid expenses	(1,558)	731	(1,522)	(8,109)
(Increase) decrease in other assets	29,467	5,863	(27,196)	19,220
Increase (decrease) of suppliers and programming	59	5,371	(6,296)	12,848
Increase (decrease) in fiscal obligations	(52)	732	7,930	645
Increase (decrease) in payroll and related charges	29,487	(4,965)	19,031	(5,480)
Increase (decrease) in other liabilities arising from
future years	6,087	7,556	79,810	23,076

Net cash used in operating activities	34,969	(12,050)	481,621	290,108

Cash flow from investment activities
Increase in investments	(927)	(491)	(927)	(491)
Acquisition of property, plant and equipment and	(10,388)	(4,296)	(367,290)	(315,340)
deferred charges
Sale permanent assets	17	19	402	301
Cash proceeds from acquisition of subsidiary	6,820	-	-	103,451

Net cash used in investment activities	(4,478)	(4,768)	(367,815)	(212,079)

14. Cash flow statements - Continued

	Controlling company		Consolidated

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Cash flow from financing activities
Loans and financings – current / non-current
Incoming	-	-	27,488	28,653
Payments	(45,935)	(54,445)	(63,443)	(54,470)
Related parties
Incoming	534,376	914,376	319,520	-
Payments	(216,281)	(890,736)	-	-

Net cash used in financing activities
	272,160	(30,805)	2283,565	(25,817)

Increase (decrease) in net cash	302,651	(47,623)	397,371	52,212

Statement of the increase in net cash
At the beginning of the period	85,486	252,125	569,606	506,457
At the end of the period	388,137	204,502	966,977	558,669

Increase (decrease) in net cash	302,651	(47,623)	397,371	52,212

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	06/30/2008	03/31/2008
1	Total assets	5,550,096	5,111,330
1.01	Current assets	1,398,932	980,270
1.01.01	Cash and cash equivalents	966,977	602,040
1.01.01.01	Cash	66,593	58,495
1.01.01.02	Investments and securities	900,384	543,545
1.01.02	Receivables	214,925	178,954
1.01.02.01	Customers	151,751	143,224
1.01.02.01.01	Subscriber accounts receivable	356,189	333,750
1.01.02.01.02	Allowance for doubtful accounts receivable	(29,923)	(27,678)
1.01.02.01.03	Deferred revenues	(174,515)	(162,848)
1.01.02.02	Several credits	63,174	35,730
1.01.02.02.01	Accounts receivable - subsidiaries	63,174	35,730
1.01.03	Inventories	59,002	62,489
1.01.04	Other	158,028	136,787
1.01.04.01	Deferred taxes	121,420	101,663
1.01.04.02	Taxes recoverable	26,349	25,500
1.01.04.03	Other current assets	10,259	9,624
1.01.04.05	Programming receivables from subsidiaries	0	0
1.01.04.07	Interest on shareholder’s equity capital	0	0
1.02	Non - current assets	4,151,164	4,131,060
1.02.01	Several non - current assets	412,844	434,887
1.02.01.01	Other credits	29,106	30,135
1.02.01.01.01	Judicial deposits	20,963	23,855
1.02.01.01.02	Taxes recoverable	8,143	6,280
1.02.01.02	Credits with subsidiaries	0	0
1.02.01.02.01	Credits with subsidiaries	0	0
1.02.01.02.02	Credits with subsidiaries	0	0
1.02.01.02.03	Credits with others subsidiaries	0	0
1.02.01.03	Other	383,738	404,752
1.02.01.03.01	Deferred taxes	381,071	402,777
1.02.01.03.02	Other current assets	2,667	1,975
1.02.02	Fixed assets	3,738,320	3,696,173
1.02.02.01	Investments	1,754,774	1,792,864
1.02.02.01.01	Investments in subsidiaries	0	0
1.02.02.01.02	Investments in subsidiaries – Goodwill	0	0
1.02.02.01.03	Participation on subsidiaries	0	0
1.02.02.01.04	Participation on subsidiaries – Goodwill	1,749,548	1,787,638
1.02.02.01.05	Other investments	5,226	5,226
1.02.02.02	Property, plant and equipment	1,582,346	1,541,756
1.02.02.03	Intangible	39,164	40,829
1.02.02.04	Deferred charges	362,036	320,724

Balance sheets
(In thousands of Reais)

		Consolidated
Account	Description	06/30/2008	03/31/2008
2	Total liabilities	5,550,096	5,111,330
2.01	Current liabilities	675,007	600,494
2.01.01	Loans and financing	33,596	31,054
2.01.02	Debentures	5,559	21,020
2.01.03	Accounts Payable - Suppliers	302,971	300,246
2.01.04	Taxes and contributions payable	120,195	91,308
2.01.04.01	Sales tax payable	80,722	77,246
2.01.04.02	Income tax payable	39,473	14,062
2.01.05	Dividends payable	0	0
2.01.06	Provisions	116,118	83,830
2.01.06.01	Payroll and related charges	116,118	83,830
2.01.07	Related parties	40,630	31,174
2.01.07.02	Related parties – subsidiaries	40,630	31,174
2.01.08	Other	55,938	41,862
2.01.08.01	Accounts and expenses payable	22,555	10,529
2.01.08.02	Accounts Payable - ECAD	33,383	31,333
2.02	Non current liabilities	2,076,786	1,740,157
2.02.01	Long-term liability	2,016,938	1,693,203
2.02.01.01	Loans and financing	823,240	513,820
2.02.01.02	Debentures	580,000	580,000
2.02.01.03	Provisions	0	0
2.02.01.04	Related parties	0	0
2.02.01.04.01	Related parties – subsidiaries	0	0
2.02.01.04.02	Related parties – shareholders	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	613,698	599,383
2.02.01.06.02	Provision for contingencies	597,472	594,966
2.02.01.06.04	Provisions and other accounts payable	16,226	4,417
2.02.02	Deferred income	59,848	46,954
2.03	Minority shareholders’	0	0
2.04	Shareholders’ equity	2,798,303	2,770,679
2.04.01	Capital	5,540,346	5,540,346
2.04.02	Capital reserve	212,142	212,142
2.04.02.01	Special goodwill reserve	148,495	148,495
2.04.02.02	Premium on issue of debentures	54,945	54,945
2.04.02.03	Goodwill on share issues	8,702	8,702
2.04.03	Revaluation reserve	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/ associated company	0	0
2.04.04	Profit reserves	0	0
2.04.04.01	Legal reserve	0	0

Balance sheets
(In thousands of Reais)

		Consolidated
Account	Description	06/30/2008	03/31/2008
2.04.04.02	Statutory reserve	0	0
2.04.04.03	Contingencies reserve	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/ accumulated losses	(2,954,185)	(2,981,809)
2.04.06	Advance for future capital increase	0	0

Statements of Income
Years ended June 30, 2008 and 2007
(In thousands of Reais)

		Consolidated
Account	Description	04/01/2008 a 06/30/2008	01/01/2008 a 06/30/2008	04/01/2007 a 06/30/2007	01/01/2007 a 06/30/2007
3.01	Gross revenue	1,164,068	2,248,377	817,122	1,538,481
3.02	Taxes and other revenue deductions	(272,937)	(527,744)	(181,839)	(342,028)
3.03	Net revenues	891,131	1,720,633	635,283	1,196,453
3.04	Cost services	(518,086)	(1,004,114)	(381,830)	(716,655)
3.05	Gross profit	373,045	716,519	253,453	479,798
3.06	Operating expenses / income	(301,228)	(575,351)	(221,224)	(395,524)
3.06.01	Selling expenses	(98,934)	(179,538)	(66,477)	(127,329)
3.06.02	General and administrative	(142,739)	(281,079)	(100,538)	(192,521)
3.06.02.01	General and administrative expenses	(128,840)	(253,496)	(92,509)	(176,038)
3.06.02.02	Depreciation and amortization	(13,899)	(27,583)	(8,029)	(16,483)
3.06.03	Financial	(8,797)	(21,818)	(25,536)	(44,068)
3.06.03.01	Financial income	20,528	39,810	17,445	35,166
3.06.03.02	Financial expense	(29,325)	(61,628)	(42,981)	(79,234)
3.06.04	Other operating income	3,974	9,394	2,869	4,015
3.06.05	Other operating expense	(54,732)	(102,310)	(4,150)	(10,389)
3.06.05.01	Amortization of goodwill	(38,091)	(76,206)	(6,913)	(11,740)
3.06.05.02	Other	(16,641)	(26,104)	2,763	1,351
3.06.06	Equity on investees	0	0	(27,392)	(25,232)
3.06.06.01	Equity on investees	0	0	(27,392)	(25,232)
3.06.06.02	Provision for losses on investments	0	0	0	0
3.07	Operating income	71,817	141,168	32,229	84,274
3.08	Non operating income/(losses)	(2,522)	(1,425)	(707)	(1,765)
3.08.01	Non operating income	11,406	17,769	29,948	40,279
3.08.02	Non operating losses	(13,928)	(19,194)	(30,655)	(42,044)
3.09	Income before income tax	69,295	139,743	31,522	82,509
3.10	Income (loss) tax expenses	(25,575)	(38,852)	(6,602)	(11,947)
3.11	Deferred income taxes	(16,096)	(40,991)	(21,612)	(42,205)
3.12	Participations/contributions of profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on shareholder’s equity	0	0	0	0
3.14	Minority shareholder’s	0	0	(168)	(197)
3.15	Net income (loss) for the year	27,624	59,900	3,140	28,160
	Numbers of shares (thousands)	338,739	338,739	335,055	335,055
	Earnings per share ( Reais )	0.08155	0.17683	0.00937	0.08405
	Loss per share ( Reais )

OPERATING PERFORMANCE

The Company continues to pursue its strategy of accelerated growth, generating adequate return to support this growth and ensure excellence in the services rendered.

Accordingly, the Company recently launched Net Digital HD Max, the first Pay TV service in Brazil with content in high definition, which can be viewed whenever and however desired. This product contains high definition programming (“HDTV”), combining the convenience of recording desired content through an internal 160GB hard disc, which allows for up to 100 hours of recording. In addition to the Net Digital content, this product offers premium content in high definition, as was the case with the Euro Cup and will be the case with the 2008 Beijing Olympic Games, in addition to an exclusive channel with non-stop programming in high definition.

The Company also launched the new Net Vírtua broadband portfolio, which now offers speeds of 3, 6 and 12 Mbps, thus, reaffirming its leadership in Brazil’s high-speed connection segment by offering 12 Mbps to all households covered by its bidirectional network. Since the launch of the “Megaflash” portfolio, Net Vírtua was awarded by InfoExame Magazine for the highest average navigation speed and the best cost/benefit ratio in Brazil.

Net Fone.com, a product that combines Virtua, with fast, stable and unlimited internet connection, and Net Fone, the digital voice service and, depending on the region’s technical feasibility, excellent quality signal on the free channels through its cable network, achieved the mark of 112,000 clients in June. Of this total, 56% received the free channels’ signals through Net’s network, and 44% received only the combination of Virtua and Net Fone. Though launched recently, product sales have been brisk, showing clients’ appreciation of this new product, which effectively brought a smart alternative in the Brazilian market.

Pay TV subscriber base ended June with 2,709,000 clients, 18% above the same period in the previous year. The broadband subscriber base reached 1,798,000 clients in the first half, a 61% increase over the 2Q07, and the number of voice subscribers climbed 178% over the 2Q07 to a total of 982,000 clients.

In the past 12 months, our pay TV churn rate was 15.4%, higher than the 14.4% in 2Q07 and already reflects the return to the levels before the increase in the 4Q07 and the 1Q08 as a result of the acquisition of Vivax, which had a less strict disconnection and billing policy than the Company’s. Of the total number of disconnections, 67% were voluntarily requested by clients who shifted to areas not covered by the Company. Our broadband churn rate rose from 15.0% to 17.9% in the past 12 months, but within the levels before the Vivax consolidation.

Revenue Generating Units (“RGUs”), defined as the sum of all the services offered by the Company, grew 50% in June at 6,220,000 RGUs. This growth was due to the expansion of the client base for all services, particularly the broadband base.

FINANCIAL PERFORMANCE

In 1H08, Net Revenue stood at R$1,720.6 million, 44% higher than the R$1,196.4 million recorded in 1H07. This increase was due to the 7% upturn in Average Revenue per User (ARPU), from R$ 125.65 in 1H07 to R$ 134.87 in the first half, as well as by the 50% increase in the Company’s Revenue Generating Units (“RGU”).

Operating Costs ended the first half at R$ 814.0 million, 42.5% higher than the R$ 571.2 million recorded in 1H07. As a percentage of revenues, they fell slightly, from 48% in 1H07 to 47% in 1H08. The items that most contributed to the increase were the higher bandwidth consumption for Internet service as a result of the larger NET Vírtua client base, higher expenses with call center and personnel, required to meet the growing demand for client service, maintenance and installation, while maintaining the quality of the services provided.

Selling, General, Administrative and Other expenses amounted to R$ 449.7 million, 51% higher than the R$ 298.0 million recorded in 1H07. As a percentage of net revenue, they edged up from 25% in 1H07 to 26% in 1H08. Selling expenses and general and administrative expenses rose by 41% and 44%, respectively, compared to 1H07. The balance of other revenue/expenses was a revenue of R$ 5.4 million in 1H07, versus an expense of R$ 16.7 million in 1H08.

Bad Debt Expenses stood at R$ 19.3 million in 1H08, 10% higher than the R$ 17.5 million in 1H07. As a percentage of gross revenue, they fell from 1.1% in the 1H07 to 0.9% in the 1H08. The main reason for this reduction was the implementation of the Company’s billing practices in Vivax operations, where the disconnection of delinquent clients used to take longer, therefore generating a higher delinquency rate. We also intensified collection efforts through campaigns for recovery of past debts.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 456.9 million in the first half, with EBITDA margin at 26.6%, 40% higher than the R$ 327.2 million in 1H07. Even considering that the Company had sales expenses increased due to the superior number of net additions and the high sales of the new product, Netfone.com, this result is considered positive by the Company within its accelerated growth strategy focused on continuous improvement in the quality of services rendered.

Depreciation and Amortization expenses in 1H08 totaled R$ 293.9 million, against the R$ 173.6 million in 1H07, a 67% hike. This result is due to higher expenses relating to the amortization of goodwill related to the Vivax acquisition, depreciation related to the new billing system, and the acquisition of software and headends.

Net Financial Result was an expense of R$ 21.8 million, versus an expense of R$44.1 million in 1H07. This result is due to the following factors

Financial Expenses declined by 22%, from R$79.2 million in 1H07 to R$ 61.6 million in 1H08. Year-on-year, there was a reduction in the average CDI (interbank rate based on which interest on debentures is set) during the period, and the abolition of the ‘CPMF’.

Financial Income grew 13%, from R$ 35.1 million in the 1H07 to R$ 39.8 million in 1H08, due to the higher average cash balance in the period and higher revenues from interest and fines charged on overdue subscriptions, as a result of greater collection efforts.

In June, the Company took out a US$ 200 million loan from Banco Inbursa, which will be paid in 3 (three) equal installments, with 11-year maturity and annual interest of 7.875% . The amount raised will be used to acquire companies of the BIGTV group and to speed up the Company’s organic growth.

Gross Debt, which includes accrued interests recognized and the principal, closed June at R$ 1,442.4 million, a 26% increase over March 2008. This is due to the loan from Banco Inbursa and the raising of de R$ 21.5 million in Finame financing.

Accordingly, Net Debt in June totaled R$ 475.4 million, against R$ 543.9 million in March 2008, a 13% decline.

Deferred assets closed June at R$ 362.0 million, 13% higher than the R$ 320.7 million recorded in March 2008, due to the increase in the number of installations and to the change in the deferred account for installation costs.

Total Investments (CAPEX) in 1H08 were R$ 367.3 million accounting for 21% of net revenue. Of the total, 72% were allocated to Client Installations (variable Capex), 13% to discretionary projects and 14% was the fixed portion, mainly destined to IT. This Capex distribution and level show that the Company’s efforts are directed towards the accelerated growth strategy.

The Company closed the 1H08 with Net Income of R$ 59.9 million, against R$ 28.2 million in 1H07.

OTHER RELEVANT INFORMATIONS

According to the Company’s by-laws, any disputes and controversies arising from or related to these by-laws, Level 2 Regulation, the provisions of Law No. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

SHARE OWNERSHIP ON 06/30/2008

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE
CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	57,656,278	51.0%	0	0	57,656,278	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	2,122,234	1.9%	1,755,441	0.8%	3,877,675	1.1%
DISTEL HOLDING S.A.	9,579,194	8.5%	0	0	9,579,194	2.8%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,548,909	2.2%	16,130,677	7.1%	18,679,586	5.6%
EMBRATEL PARTICIPAÇÕES S.A.	40,424,873	35.8%	12,090,947	5.4%	52,515,820	15.5%
OTHER SHAREHOLDERS	720,036	0.6%	195,710,531	86.7%	196,430,567	58.0%

TOTAL SHARES	113,051,524	100.0%	225,687,596	100.0%	338,739,120	100.0%

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.00%

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	73,892,918	26.0	0	0	73,892,918	8.6
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70,093,585	25.0	0	0	70,093,585	8.4
EMBRATEL PARTICIPAÇÕES S.A.	138,339,969	49.0	564,652,944	100.0	702,992,913	83.0

TOTAL SHARES	282,326,472	100.0	564,652,944	100.0	846,979,416	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

     DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 06/30/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129,046,292	100.0
DEMAIS QUOTISTAS	6	0.0

TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333,335	100.0	666,665	100.0	1,000,000	100.0
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2008

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
RIM 1947 Participações S.A.	146,911	33.34	292,941	33.34	439,852	33.34
JRM 1953 Participações S.A.	146,910	33.33	292,941	33.33	439,851	33.33
ZRM 1955 Participações S.A.	146,910	33.33	292,941	33.33	439,851	33.33

TOTAL	440,731	100.00	878,823	100.00	1,319,554	100.00

     RIM 1947 Participações S.A.
SHARE OWNERSHIP ON 06/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Roberto Irineu Marinho	525,000	100,0	524,993	99.9	1,049,993	99.9
OTHER SHAREHOLDERS			7	0.1	7	0.1
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

     JRM 1953 Participações S.A.
SHARE OWNERSHIP ON 06/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOÃO ROBERTO MARINHO	350,700	100,0	699,295	99.9	1,049,995	99.9
OTHER SHAREHOLDERS			5	0.1	5	0.1
TOTAL	350,700	100.0	699,300	100.0	1,050,000	100.0

     ZRM 1955 Participações S.A.
SHARE OWNERSHIP ON 06/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOSÉ ROBERTO MARINHO	525,000	100.00	524,992	99.9	1,049,992	99.9
OTHER SHAREHOLDERS			8	0.1	8	0.1
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	5,679,815,484	99.0
OTHER SHAREHOLDERS	57,990,761	1.0
TOTAL SHARES	5,737,806,245	100.0

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 06/30/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
STARTEL PARTICIPAÇÕES LTDA	148,345,890,385	28.95	118,103,552,586	24.80	266,449,442,971	26.95
NEW STARTEL PARTICIPAÇÕES LTDA.	5,619,208,510	1.10	4,470,908,233	0.94	10,090,116,743	1.02
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	117,979,543,741	23.02	340,397,390,548	71.47	458,376,934,289	46.36
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,452,628,060	44.97	3,021,270,000	0.63	233,473,898,060	23.61
AÇÕES EM TESOURARIA	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,083,061,248	1.97	10,285,200,996	2.16	20,368,262,244	2.06

TOTAL SHARES	512,480,331,944	100.0	476,278,322,363	100.0	988,758,654,307	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 06/30/2008

FOREIGN OWNED COMPANY

NEW STARTEL PARTICIPAÇÕES LTDA.
SHARE OWNERSHIP ON 06/30/2008

SHAREHOLDER	ON	%
STARTEL PARTICIPAÇÕES LTDA	99,294,805	74.79
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	33,477,562	25.21

TOTAL SHARES	132,772,367	100.0

     STARTEL PARTICIPAÇÕES LTDA
SHARE OWNERSHIP ON 06/30/2008

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V.	3,987,194,182	99.9
TELMEX SOLUTIONS TELECOM. LTDA	7,699	0.01

TOTAL SHARES	3,987,201,881	100.0

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 06/30/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	3,106,244,422	99.99
NEW STARTEL PARTICIPAÇÕES LTDA.	2	0.01

TOTAL SHARES	3,106,244,424	100.0

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL
SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	338,739,120
SHARES IN CIRCULATION (ON)	720,014
SHARES IN CIRCULATION (PN)	195,710,531
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 06/30/2008	57.98%

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 06/30/2008

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES	112,331,488
	PN SHARES	29,977,065
	DEBENTURES	0
OFFICERS	ON SHARES	22
	PN SHARES	26,104
	DEBENTURES	0
DIRECTORS	ON SHARES	1
	PN SHARES	0
	DEBENTURES	0

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 06/30/2007

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES	111,002,875
	PN SHARES	27,914,624
	DEBENTURES	0
OFFICERS	ON SHARES	22
	PN SHARES	26,106
	DEBENTURES	0
DIRECTORS	ON SHARES	0
	PN SHARES	0
	DEBENTURES	0

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To The Board of Directors and Shareholders

Net Serviços de Comunicação S.A.

1. We have reviewed the Quarterly Information (ITRs) (special and consolidated) of Net Serviços de Comunicação S.A. for the quarter and semester ended June 30, 2008, comprising the balance sheet, the statements of income and cash flow, management’s report, and notes , elaborated under its management responsibility.

2. Our report was based on pronouncements from the Brazilian Institute of Independent Auditors – IBRACON together with the Brazilian Federal Council of Accounting- CFC and consisting mainly of: (a) inquiring and discussing with the officers responsible for the accounting, finance and operational departments of the Company in relation to the principal criteria used to compile of Quarterly Information; and (b) review of information and subsequent events that have or could have important effects on the financial situation and operations of the Company.

3. Based on our review, we are not aware of any material alterations required for the above quarterly reporting data to ensure their being consistent the Brazilian Securities and Exchange Commission (CVM), those applicable to quarterly reports issued including CVM Instruction No. 469/08.

4. As described on Note 2, on December 28, 2007 was published the Law 11638, in force since January 1st, 2008. Such law modified, revoked and introduced new provisions for Law 6404/76 (Corporations Law) and provoked several alterations concerning accounting practices in Brazil. Although such law was already in force, some of the changes introduced will depend on supplementary rules to be made by regulatory bodies before being applied by companies. In this transitional phase therefore, the Brazilian Securities and Exchange Commission (CVM) has issued Instruction No. 469/08 allowing non-implementation of all Law 11638/07 quarterly reporting provisions. Therefore quarterly report data for the period ended June 30, 2008 were compiled in accordance with specific instructions of the Brazilian Securities and Exchange Commission (local acronym CVM), they do not include modifications to accounting practices introduced by Law 11638/07. As described in Note 2, the application of Brazilian Securities and Exchange Commission (CVM) supplementary rules on the introduction of Law 11638/07 does not produce material effects for the Company's financial statements for the quarter ended June 30, 2008 or any previous periods.

5. The Quarterly Information (ITRs) of Net Serviços de Comunicação S.A. and its subsidiaries, for the period ended on June 30, 2007, were reviewed by other independent auditors who issued their report on special review without qualifications, dated July 18, 2007.

6. Accounting practices used in Brazil and rules issued by the Securities and Exchange Commission (CVM) applicable to quarterly reporting data, including CVM Instruction No. 469/08 differ in certain significant aspects from generally accepted accounting principles in the United States of America. Information related to the nature and effects of these differences are provided in Note 2 to the Quarterly Information.

São Paulo, July 17 , 2008.

     ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

     Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.